FIFTH AMENDMENT (THIS "AMENDMENT") TO THE PURCHASE AGREEMENT BY
              AND BETWEEN LOWER TOWN DEVELOPMENT GROUP, L.L.C. (f/k/a LOWERTOWN DEVELOPMENT GROUP, L.L.C. ("Lower Town")AND UNIVERSITY BANK DATED SEPTEMBER 14TH, 2002 (the "Agreement")

              Lower Town and University Bank hereby agree to amend the terms of the Agreement as follows:

1) University Bank's exercise of its option to purchase 10,000 square feet shall be for the specific space in Building E as shown on the attached site plan (incorporated herein by reference), on the floors contemplated in the Agreement. The parties shall mutually agree on signage, layout, and other issues as contemplated in the Agreement.

2) University Bank, upon the exercise of its principal option to purchase under the Agreement, shall have a right of first refusal to lease or purchase, as the case may be, all or a portion of any additional office space as it becomes available for lease or sale (as determined by Lower Town) in Building E at the same price and on the same terms reflected in a written offer, executed by a bonafide third-party. Lower Town shall forward to University Bank a copy of any such third-party offer within three business days of its receipt of same. The right of first refusal shall be effective for 10 business days following receipt from Lower Town of a copy of a written offer made by any bonafide third party offer to lease or purchase additional space in Building E.

3) In the event that space becomes available for lease or sale in Building E and no offer is received from a potential bonafide third-party purchaser or lessee, University Bank shall be entitled to exercise its option to lease or purchase all or any portion of such additional space, at fair market value (as determined by a licensed real estate appraiser mutually selected by the parties).

4) If Lower Town sells or otherwise transfers any or all of its interest in Building E, Lower Town shall require the purchaser, transferee and any such party's successors and assigns to assume this obligation related to the right of first refusal. Any sale or transfer not so binding a purchaser, transferee and such party's successors and assigns shall be void ab initio.

5) Immediately following the recording of the Master Deed relating to the project, Lower Town and University Bank shall execute and cause to be recorded in the chain of title a memorandum evidencing the existence of the lease and purchase options referenced in paragraphs 2, 3 and 4 of this Agreement as well as a memorandum evidencing the existence of the option referenced in paragraph 1, if no such memorandum has yet been recorded.

              In all other respects, the Agreement shall remain in full force and effect.

Lowertown Development Group, LLC,
         By: Terra Management Company
         Its:  Manager


         By:      /s/Scott A. Chapelle
                  --------------------------
                  Scott A. Chapelle
         Its:     Manager

University Bank


         By:      /s/Stephen Lange Ranzini
                  ----------------------------
                  Stephen Lange Ranzini
         Its:     President